Exhibit 4(ll)
DESCRIPTION OF COMMON STOCK
General
Northrop Grumman Corporation (the “Company,” “us,” “we,” or “our”) is currently authorized to issue up to 800,000,000 shares of common stock, par value $1.00 per share and up to 10,000,000 shares of preferred stock, par value $1.00 per share. Our common stock is registered under Section 12(b) of the Exchange Act.
The following summary is not complete. You should refer to the applicable provisions of our charter and bylaws and to the Delaware General Corporation Law (the “DGCL”) for a complete statement of the terms and rights of our common stock.
Dividends
Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock that may be issued and outstanding and to restrictions contained in agreements to which the Company is a party.
Voting Rights
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized class of stock, or our charter or bylaws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of our common stock. Holders of shares of our common stock have noncumulative voting rights.
Rights Upon Liquidation
In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock will be entitled to share equally in any of the Company’s assets available for distribution after the payment in full of all debts and distributions and after the holders of any series of outstanding preferred stock have received their liquidation preferences in full.
Other Rights
Holders of our common stock are not entitled to preemptive, conversion or redemption rights. There are no sinking fund provisions applicable to shares of our common stock. All outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
Our board of directors is authorized, without further action by our stockholders, to issue up to 10,000,000 shares of “blank check” preferred stock, par value $1.00 per share, in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each series of preferred stock. The issuance of preferred stock could impede the completion of a merger, tender offer or other takeover attempt.
Other Provisions of Our Charter and Bylaws and DGCL Provisions That May Have Anti-Takeover Effects
Advance Notice Provisions. Our bylaws provide that a stockholder must notify us in writing, within timeframes specified in the bylaws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.
Amendments to Bylaws. Our charter and bylaws provide that our bylaws may be amended by our board of directors or by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of preferred stock entitled to vote thereon as a separate class.
Delaware Business Combination Statute. We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a Delaware corporation that has either a class of stock listed on a national stock exchange or at least 2,000 stockholders of record from engaging in a business combination with an interested stockholder (generally, the beneficial owner of 15% or more of the corporation’s outstanding voting stock) for three years following the time the stockholder became an interested stockholder, unless, prior to that time: (1) the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) at least two-thirds of the outstanding shares not owned by that interested stockholder approve the business combination, or (3) upon becoming an interested stockholder, that stockholder owned at least 85% of the outstanding shares, excluding those held by officers, directors and some employee stock plans. A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit, other than proportionately as a stockholder, to the interested stockholder.